EXHIBIT 1
              EATON CORPORATION
              Eaton Center
              Cleveland, OH  44114-2584
              216/523-5000                                   [EATON LOGO]








              March 13, 1996





              Mr. F. Edmir Bertolaccini
              Chairman and Chief Executive Officer
              CAPCO Automotive Products Corporation
              Rua Clark, 2061
              P.O. Box 304
              13279-400 Valinhos
              Sao Paulo, Brazil

              Dear Mr. Bertolaccini:

              As you are aware, we have expressed to you on a number of occasions over the past several months Eaton
              Corporation's strong interest in acquiring CAPCO
              Automotive Products Corporation. The logic of such a business combination is compelling.

              First, Eaton and CAPCO present an excellent business fit from the standpoint of product lines, manufacturing capability, geographic coverage, and developments in the worldwide motor vehicle industry. Vehicle manufacturers are increasingly seeking Tier 1 suppliers capable of partnering with the OEMs to provide products and services on a worldwide basis. Even suppliers such as CAPCO, with your excellent regional manufacturing base and talented management, will be at a serious and increasing disadvantage as the trend to global consolidation continues. Combined with Eaton, however, CAPCO would have access to the resources, scale and global automotive presence necessary to succeed in an era of increasingly pervasive global competition. Together, we could realize significant opportunities for expansion within Brazil, in the rest of the Mercosul trade area, and throughout the world.

              Second, our companies have had a long history of working together successfully. CAPCO's sales to Eaton as contract manufacturer of medium duty mechanical transmissions under our sales and technology licensing arrangements represent approximately 40% of CAPCO's revenues. CAPCO has been an excellent supplier to Eaton and, we trust,



              it has been a successful relationship for you as well. The relationship has been well-suited to address the market place of the past ten years.

              Moving forward, Eaton believes there are significant advantages to our having control of all of the elements required for competitive success in this important product line. We believe that the best approach to take full advantage of the new opportunities for the business in the industrializing world is to combine our technological and manufacturing capabilities and focus our joint resources on the worldwide market potential.

              Third, Eaton and CAPCO are an extraordinarily good fit from the perspectives of management and business philosophy. We share a common heritage of operating excellence. Your management has performed extremely well in meeting the varied and difficult challenges facing your business -- whether due to the cyclicality of the automotive business, the special circumstances of operating in Brazil, or the loss of revenues associated with cessation of Chevette production. You and your management team have shown resourcefulness and creativity in meeting these and other challenges, and have compiled a track record of performance of which you can be justifiably proud. As we have tried to make clear, the quality of CAPCO's management and employees is a major part of Eaton's interest in the company.

              Our sales in Brazil last year reached about $200 million. Brazil is a market of strategic importance to Eaton, both as a production source to satisfy worldwide demand and as a growing market for our products. Together, sales of Eaton and CAPCO this year could reach well over $300 million. Combined, our businesses would provide an extraordinary foundation for profitable growth in Brazil and Latin America.

              As you know, Eaton strongly desires to complete a negotiated merger with CAPCO. Such a merger will provide great benefits for both of our businesses, our employees, our customers and suppliers, and the communities that we serve.

              Therefore, I am making the following proposal which has been approved by the Board of Directors of Eaton and is hereby submitted to the Board of Directors of CAPCO.

                   1 - PRICE. We propose to acquire CAPCO in a transaction in which all shareholders will receive $11 per share in cash. We believe that $11 per share is a compelling price, representing about a 55% premium above the average closing price of the past 30 trading days. It fairly reflects the benefits we envision for the combination of our businesses, and will be financed from available internal cash



                        sources.  The transaction we are
                        proposing has no significant
                        contingencies and can be completed very
                        quickly.

                   2 - CONTINUITY OF MANAGEMENT. We propose to offer all of CAPCO's management the opportunity to continue in their current positions, consistent with the discussions between our companies.

              We strongly desire the support of CAPCO's management in this matter and hope that our proposal will receive the prompt approval of CAPCO's Board of Directors. Of course, we would expect CAPCO to remain exempt from Michigan's anti-takeover statutes and to render its "Shareholder Rights Plan" inapplicable to this transaction.

              After several months of cordial discussions concerning a negotiated acquisition, we are extremely disappointed by the recent refusal of your Board to allow Eaton to continue these discussions with you. This is particularly so in light of our repeatedly expressed willingness to negotiate terms of a business combination which are mutually beneficial to your shareholders and ours.

              Thus, we have been left without any reasonable option other than to proceed as we are now doing. Accordingly, we are today announcing our proposal publicly so that all shareholders of CAPCO are made aware of it. In addition, we will shortly be providing you notice nominating a full slate for election as CAPCO directors at CAPCO's May 14, 1996 annual meeting of shareholders. You should also know that Eaton now owns approximately 7.3% of the outstanding common stock of CAPCO Automotive Products Corporation. While we would very much prefer to negotiate a merger supported by your Board, we reserve he right to go directly to your shareholders with a cash offer for CAPCO.

              Our objective is to work with you in a professional and constructive manner to complete this transaction so that its full potential can be realized and the best interests of all of our shareholders can be served. I am available to discuss these important matters with you at any time. Clearly, this situation has the highest priority for all of us at Eaton, and we look forward to hearing from you soon.

              Sincerely,


              /s//Stephen R. Hardis
              Stephen R. Hardis
              Chairman and Chief Executive Officer

              xc:  Board of Directors of CAPCO Automotive Products
                   Corporation